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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

THE TALBOTS, INC.
(Name of Subject Company (Issuer))

TLB MERGER SUB INC.
TLB HOLDINGS LLC
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

874161102
(CUSIP Number of Class of Securities)

Stefan L. Kaluzny
TLB Merger Sub Inc.
c/o Sycamore Partners Management, L.L.C.
9 West 57th Street, 31st Floor
New York, NY 10019
Tel: (212) 796-8500
Fax: (212) 796-8501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
James P. Faley, Jr.
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
312-558-5792

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$193,252,204.75	$22,147

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 70,273,529 shares of common stock, par value $0.01 per share, at $2.75 per share.

**
Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by TLB Merger Sub Inc., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company ("Parent"), for all of the outstanding common stock, par value $0.01 per share (the "Common Stock") and the associated stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of The Talbots, Inc., a Delaware corporation ("Talbots"), at a price of $2.75 per share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 15, 2012 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 7 ("Certain Information Concerning Talbots") is incorporated herein by reference.

        (b)    Securities.    This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of June 13, 2012, based on information provided by Talbots, there were 70,273,529 Shares issued and outstanding (including restricted stock and Shares issuable to holders of stock options and warrants from which Talbots has received notices of exercise as of June 13, 2012). The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)    Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        (b)    Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

        (c)(1)-(7)    Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 14 ("Dividends and Distributions")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        (b)    Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

        THE TENDER OFFER—Section 15 ("Conditions to the Offer")

        (d)    Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 15 ("Conditions to the Offer")

        The Merger Agreement, dated as of May 30, 2012, among Parent, Purchaser and Talbots is filed as Exhibit (d)(1) to this Schedule TO and incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

        (b)    Securities Transactions.    None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 17 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)    Financial Information.    Not Applicable.

        (b)    Pro Forma Information.    Not Applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Talbots")

        THE TENDER OFFER—Section 11 ("The Merger Agreement; Other Agreements")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Talbots")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 15, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.
(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).
(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).
(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).
(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).
(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).
(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).
(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).
(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.
(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.
(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.
(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.
(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.
(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.
(d)(7)
Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fun VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.
(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, by and among Parent, Purchaser and Talbots.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

TLB HOLDINGS LLC
By:	/s/ STEFAN KALUZNY
	Name:	Stefan Kaluzny
	Title:	President
TLB MERGER SUB INC.
By:	/s/ STEFAN KALUZNY
	Name:	Stefan Kaluzny
	Title:	President

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 15, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.
(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).
(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).
(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).
(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).
(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).
(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).
(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).
(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.
(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.
(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.
(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.
(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.
(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.

(d)(7)	Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fun VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.
(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, by and among Parent, Purchaser and Talbots.
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX